EXHIBIT 4.12

December 23, 2014

Chanticleer Holdings, Inc.

11220 Elm Lane

Suite 203
Charlotte, NC 28277

Attention of Michael Pruitt, CEO

Re: Letter of Agreement

Dear Mr. Pruitt:

This Letter of Agreement, including the Appendix attached hereto (collectively, this “Agreement”), sets forth the terms and conditions of the engagement of Okapi Partners LLC (“Okapi”) by Chanticleer Holdings, Inc. (the “Company”) to act as Information Agent in connection with the proposed “rights offering” of subscription rights of the Company (the “Offer”). The term of this Agreement shall be the term of the Offer, including any extensions thereof.

(a)	Services. Okapi shall perform the services described in the Fees & Services Schedule attached hereto as Appendix I (collectively, the “Services”).

(b)	Fees. In consideration of Okapi’s performance of the Services, the Company shall pay Okapi the amounts, and pursuant to the terms, set forth on the Fees & Services Schedule attached hereto as Appendix I.

(c)	Expenses. In connection with Okapi’s performance of the Services, and in addition to the fees and charges discussed in paragraph (b) hereof, the Company agrees that it shall pay, or advance sufficient funds, to Okapi (promptly after demand therefor by Okapi) for the following costs and expenses:

•	Expenses incurred by Okapi incidental to the Offer and the provision of the Services, including the postage and freight charges incurred in delivering Offer materials;

•	Expenses incurred by Okapi in working with its agents or other parties involved in connection with the provision of the Services, including charges for bank threshold lists, data processing, research, telephone directory assistance, facsimile transmissions or other forms of electronic communication;

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•	Expenses incurred by Okapi at the Company’s request or for the Company’s convenience, including copying expenses, expenses relating to the printing of additional and/or supplemental material and travel expenses of Okapi’s executives; and

•	Any other fees and expenses authorized by the Company and resulting from extraordinary contingencies that arise during the course of the Offer and the provision of the Services, including fees and expenses for advertising (including production and posting), media relations, stock watch and analytical services.

(d)	Compliance with Applicable Laws. The Company and Okapi hereby represent to one another that each shall use its best efforts to comply with all applicable laws relating to the Offer, including, without limitation, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(e)	Indemnification. The Company agrees to indemnify and hold harmless Okapi and its members, officers, directors, employees, agents and affiliates against any and all claims, costs, damages, liabilities, judgments and expenses, including the fees, costs and expenses of counsel retained by Okapi, which result from claims, actions, suits, subpoenas, demands or other proceedings brought against or involving Okapi which directly relate to or arise out of Okapi’s performance of the Services (except for costs, damages, liabilities, judgments or expenses which shall have been determined by a court of competent jurisdiction pursuant to a final and nonappealable judgment to have directly resulted from Okapi’s gross negligence or intentional misconduct). In addition, the prevailing party shall be entitled to reasonable attorneys’ fees and court costs in any action between the parties to enforce the provisions of this Agreement, including the indemnification rights contained in this paragraph. The indemnity obligations set forth in this paragraph shall survive the termination of this Agreement.

(f)	Governing Law. This Agreement shall be governed by the substantive laws of the State of Delaware without regard to its principles of conflicts of laws, and shall not be modified in any way, unless pursuant to a written agreement which has been executed by each of the parties hereto. The parties agree that any and all disputes, controversies or claims arising out of or relating to this Agreement (including any breach hereof) shall be subject to the jurisdiction of the federal and state courts in New York County, New York and the parties hereby waive any defenses on the grounds of lack of personal jurisdiction of such courts, improper venue or forum non conveniens.

(g)	Exclusivity. The Company agrees and acknowledges that Okapi shall be the sole Information Agent retained by the Company in connection with the Offer, and that the Company shall refrain from engaging any other proxy solicitor or information agent to render any Services, in a consultative capacity or otherwise, in relation to the Offer.

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(h)	Additional Services. In addition to the Services, the Company may from time to time request that Okapi provide it with certain additional consulting or other services. The Company agrees that Okapi’s provision of such additional services shall be governed by the terms of a separate agreement to be entered into by the parties at such time or times, and that the fees charged in connection therewith shall be at Okapi’s then-current rates.

(i)	Confidentiality. Okapi agrees to preserve the confidentiality of (i) all material nonpublic information provided by the Company or its agents for Okapi’s use in fulfilling its obligations hereunder and (ii) any information developed by Okapi based upon such material nonpublic information (collectively, “Confidential Information”). For purposes of this Agreement, Confidential Information shall not be deemed to include any information which (w) is or becomes generally available to the public in accordance with law other than as a result of a disclosure by Okapi or any of its officers, directors, employees, agents or affiliates; (x) was available to Okapi on a nonconfidential basis and in accordance with law prior to its disclosure to Okapi by the Company; (y) becomes available to Okapi on a nonconfidential basis and in accordance with law from a person other than the Company or any of its officers, directors, employees, agents or affiliates who is not otherwise bound by a confidentiality agreement with the Company or is not otherwise prohibited from transmitting such information to a third party; or(z) was independently and lawfully developed by Okapi based on information described in clauses (w), (x) or (y) of this paragraph. The Company agrees that all reports, documents and other work product provided to the Company by Okapi pursuant to the terms of this Agreement are for the exclusive use of the Company and may not be disclosed to any other person or entity without the prior written consent of Okapi. The confidentiality obligation set forth in this paragraph shall survive the termination of this Agreement.

(j)	Severability. Any provision of the Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any jurisdiction.

(k)	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which taken together shall constitute but one agreement. Delivery of an executed signature page of this Agreement by any electronic means that reproduces an image of the actual executed signature page shall be as effective as delivery of a manually executed counterpart of this Agreement.

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(l)	Entire Agreement; Appendix. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof. The Appendix to this Agreement shall be deemed incorporated herein by reference as if fully set forth herein. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns (by operation of law or otherwise).

[Signature Page Follows]

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If the above is agreed to by you, please execute and return a copy of this Agreement to the undersigned at Okapi Partners LLC, 437 Madison Avenue, 28th Floor, New York, New York 10022.

Sincerely,

OKAPI PARTNERS LLC
By:

Bruce H. Goldfarb
President and Chief Executive Officer

Agreed to and accepted as of the date first set forth above:

CHANTICLEER HOLDINGS, INC.

By:

Name:
Title:

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APPENDIX I

CHANTICLEER HOLDINGS, INC.

FEES & SERVICES SCHEDULE

BASE INFORMATION AGENT SERVICES	$7,500

•	Advance review of Offer documents

•	Strategic advice relating to Offer

•	Assistance in preparation of advertisements and news releases, if any

•	Dissemination of Offer documents to institutional investors and bank and broker community

•	Communication with institutional investors and bank and broker community during Offer period

ADDITIONAL INFORMATION AGENT SERVICES	TBD

•	Placement of advertisements and news releases, if requested

•	Direct telephone communication with registered stockholders/NOBOs

$6.00	per completed call (incoming and outgoing)

PERFORMANCE FEES

•	Payable upon completion of the Offering according to the following	TBD
milestones:

o	Upon achieving 75% of rights exercised: $7,500

o	Upon achieving 100% of rights exercised: an additional $7,500

 NOTE: The foregoing fees are exclusive of reimbursable expenses as described in paragraph (c) of this Agreement. In addition, the Company agrees to pay an additional fee of $2,500 for any extension of the Offer.

FEE PAYMENT INSTRUCTIONS

The Company shall pay Okapi as follows:

•	Upon execution of this Agreement, the Company shall pay Okapi $5,000, which amount is in consideration of Okapi’s commitment to represent the Company and is non-refundable.
•	On a monthly basis (if requested), any fees for Services or significant out-of-pocket expenses that have accrued.
•	Upon completion of the Offer, the Company shall pay Okapi the sum of (i) $2,500, (ii) any fees for Additional Information Agent services, (iii) all reimbursable expenses, (iv) any Performance Fees and (v) all other amounts due and owing pursuant to the terms of this Agreement.

Okapi will send the Company an invoice for each of the foregoing payments, which invoice will include wire transfer instructions.